Exhibit 4.1

Computershare Investor Services
7550 Lucerne Drive Suite 103
September 10, 2009	Cleveland Ohio 44130 Telephone 1 440 239 7351 Facsimile 1 440 239 7355 www.computershare.com

Ms. Sherri Roberts
Senior Counsel and Assistant Secretary
TRW Automotive Holdings Corp.
12001 Tech Center Drive Livonia, MI 48150-2122
Dear Ms. Roberts:
As you know, Computershare Inc. has purchased the stock transfer business of National City Bank (“National City”). Computershare is awaiting your return of our letter dated August 6, 2009 confirming your agreement to appoint Computershare Trust Company, N.A. as your transfer agent.
Your company also has a Rights Agreement dated January 23, 2004 pursuant to which National City serves as the Rights Agent. Pursuant to Section 21 of the Rights Agreement, this serves as notice that National City will be resigning as the Rights Agent on or before October 31, 2009. The specific date of resignation shall be the date on which National City shall cease to act as your transfer agent.
Computershare Trust Company, N.A. agrees to serve as the successor Rights Agent effective upon the effective date of our appointment as your transfer agent, and will continue to provide all of the services set forth in the Rights Agreement under the terms and conditions set forth therein. Computershare Trust Company, N.A. further hereby confirms that it meets the requirements for a successor Rights Agent set forth in Section 21 of the Rights Agreements and more specifically, that it is “(A) a corporation organized and doing business under the laws of the United States or any State thereof, which is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million or (B) an affiliate of a corporation described in clause (A) of this sentence.”
We would appreciate your signing below to acknowledge your acceptance of appointing Computershare Trust Company, N.A. as successor Rights Agent, subject to the conditions set forth above.
Please feel free to contact Sherry Damore at (216) 222-2494 with any questions.

Very truly yours,	Very truly yours,

/s/ Michael J. Lang	/s/ Sherry L. Damore
Michael J. Lang	Sherry L. Damore
Senior Vice President — Investor Relations	Vice President
Computershare Trust Company, N.A.	National City Bank

TRW Automotive Holdings Corp.
September 10, 2009

Acknowledged and Agreed:
TRW Automotive Holdings Corp.
/s/ David L. Bialosky
By: David L. Bialosky
Title: Executive Vice President, General Counsel and Secretary
Date: September 11, 2009